Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

February 17, 2016	NR 16-3

Alianza Minerals Arranges Financing And Proposes Debt Settlement & Bonus Pool Arrangement

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) is arranging a financing by way of a private placement for $500,000. Under the terms of the financing Alianza will sell 5,000,000 units at $0.10 per unit, where each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to acquire an additional common share for a period of 4 years at a price of $0.15. In addition, Alianza is proposing to settle a debt owing to its largest shareholder, Pacific Opportunity Capital Ltd. (“Pacific”) in the amount of $300,000 for 2 million common shares ($0.15 per common share) which will require shareholder approval at the Company’s next Shareholder’s meeting. Pacific has agreed to place 500,000 common shares from this settlement into a Bonus Pool Arrangement for senior management of Alianza as a further incentive to align management’s interests with those of Alianza’s shareholders.

Alianza Financing

Alianza has agreed to raise up to $500,000 by way of a private placement of units comprised of one common share of Alianza and one non-transferable common share purchase warrant. Each warrant allows the holder to acquire one common share at a price of $0.15 for a period of 4 years after closing of the private placement. Securities issued in this offering will have a four month hold period. Certain current shareholders and insiders may be participating in this offering. Finder’s fees may also be paid on portions of this offering.

These funds will be used to carry out Alianza’s 2016 plans as announced on February 11, 2016. Future financings will be completed based on the successful results of those plans.

Alianza currently has 13.8 million common shares outstanding before this private placement and before the proposed debt settlement.

Alianza has consistently raised smaller amounts of money in an effort to avoid shareholder dilution and to target the funds at specific tasks and projects, thus making the Company more accountable for its expenditures.

Shares for Debt Settlement

Alianza’s board of directors, subject to approval by the TSX Venture Exchange (the “Exchange”), intend to proceed with a shares-for-debt transaction (the “Shares-for-Debt Transaction”) in which the Company proposes to issue up to 2,000,000 common shares (the “Common Shares”) at a price of $0.15 per Common Share to Pacific.  Mark T. Brown, a director of the Company, exercises control and direction over Pacific. Pacific has funded some of these amounts in cash which were intended to be part of the equity financing of Alianza. The funds previously advanced allowed Alianza to carry on operations over the past months and maintain key assets and personnel. A portion of the debt settlement is also for administration, rent, and management fees owed to or paid by Pacific over the past few years.

The Shares-for-Debt Transaction will create a new “Control Person” pursuant to applicable securities legislation through the proposed issuance of up to 2,000,000 Common Shares to Pacific at a price of $0.15 per Common Share in connection with the settlement of $300,000, of which $126,000 represents management fees. Following the Shares-for-Debt Transaction, Pacific will beneficially own, directly and indirectly, an aggregate 3,660,300 common shares, representing approximately 23.2% of the issued and outstanding Common Shares of the Company.  Following the Shares-for-Debt Transaction, Pacific together with Mark Brown will jointly own, directly or indirectly, an aggregate 4,638,300 common shares, representing approximately 29.4% of the issued and outstanding Common Shares of the Company. Percentage ownership amounts are prior to the completion of the private placement financing.

In accordance with the policies of the Exchange, disinterested shareholder approval is required for both the creation of a new Control Person and the issuance of Common Shares as settlement of management fees to Pacific.  Disinterested shareholder approval will be sought at the Annual General and Special Meeting, which has been scheduled for February 29, 2016.

Any securities to be issued by the Company pursuant to the Shares-for-Debt Transactions would be subject to a 4-month hold period.

Alianza Bonus Pool for Management

Alianza’s Board and significant shareholders recognize the importance of aligning the interests of management with those of the shareholders in Alianza.

Pacific is arranging for 500,000 shares of the proposed debt settlement shares to be set aside in a Bonus Pool to be granted based on the successful completion of certain milestones relating to the execution of the Company’s joint venture business model.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focusing on gold and copper exploration in Latin America and Nevada.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 687-3520

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Forward Looking Information

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects" and similar expressions. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the Shares-for-Debt Transaction, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are risks detailed from time to time in the filings made by the Company with securities regulations.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. As a result, the Company cannot guarantee that any forward-looking statement will materialize and the reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward-looking statements as expressly required by Canadian securities law.

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.